Exhibit 11

	Year ended December 31,
	2005	2004	2003
Basic:
Weighted average shares outstanding	15,271,637	13,679,604	12,414,816

Net Loss	$(5,020)	$(6,410)	$(3,533)

Basic loss per share:	$(0.33)	$(0.47)	$(0.28)

Diluted:
Weighted average shares outstanding	15,271,637	13,679,604	12,414,816

Net effect of dilutive stock options and warrants
based on the treasury stock method
using the year-end market price, if
higher than average market price	-	-	-

Total	15,271,637	13,679,604	12,414,816

Net loss:
Net loss	$(5,020)	$(6,410)	$(3,533)

Diluted loss per share:
Total	$(0.33)	$(0.47)	$(0.28)